Proskauer Rose LLP   Eleven Times Square   New York, NY 10036-8299

May 2, 2011 VIA EDGAR & OVERNIGHT COURIER	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Sonia Barros

Re:	American Realty Capital New York Recovery REIT, Inc. Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to Form S-11 Filed May 2, 2011 File No. 333-163069

Dear Ms. Barros:

On behalf of American Realty Capital New York Recovery REIT, Inc. (the “Company”), I am submitting this letter in response to the telephonic comments (the “Comments”) of the staff of the United States Securities and Exchange Commission (the “Commission”) with respect to Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 filed by the Company with the Commission on May 2, 2011 (No. 333-163069) (the “Registration Statement”).

Pursuant to the Comments, the Company is revising its prospectus to include therein the following text.  The revised text will be included in the Company’s prospectus filed pursuant to Rule 424(b)(3).

1)
As requested, the following sentence, found in the third paragraph under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations” in Supplement No. 6 included in the Registration Statement, will be revised to read as follows:  “MFFO may provide investors with a useful indication of our future performance and the sustainability of our current distribution policy upon completion of the acquisition period.”

2)
The following text will be added as the final sentence in the first bullet point of the limitations of modified funds from operations (MFFO) as compared with net income (loss) under the heading Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations”:  “However, the exclusion of impairments limits the usefulness of MFFO as a historical operating performance measure since an impairment indicates that the property’s operating performance has been permanently affected.”

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Sonia Barros
May 2, 2011

3)
With respect to the capitalization rates, the table and the related footnotes on page S-3 of the Registration Statement will be revised so that the figures in the table are calculated by dividing net operating income, rather than annualized rental income, by the base purchase price of the property.

4)
We advise the Commission that the line item “Contribution from Advisor” on the table on page 45 of the Company’s Form 10-K reflects funds contributed by New York Recovery Advisors, LLC to the Company as a capital contribution to assist the Company in defraying expenses.

5)
The Company undertakes that it will no longer present cumulative MFFO in any filings with the Commission, including any filings under the Securities Exchange Act of 1934, as amended, including Form 8-Ks and press releases.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective as soon as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.  I look forward to hearing from you at your earliest convenience.  I can be reached by telephone at 212-969-3445 or by email at pfass@proskauer.com.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass